Filed Pursuant to Rule 424(b)(3)
Registration No. 333-227083

PROSPECTUS SUPPLEMENT #1

(To Prospectus dated September 17, 2018)

1,522,001 Shares

COMMON STOCK

This prospectus supplement updates and supplements the selling stockholders table and related footnotes contained in the prospectus dated September 17, 2018 (the “Prospectus”), which Prospectus forms a part of the Registration Statement on Form S-3 (File No. 333-227083) (the “Registration Statement”) of Endologix, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 15,220,001 shares of our common stock, par value $0.001 per share, that are issuable upon the exercise of outstanding warrants previously issued to the selling stockholders named in this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ELGX.”

You should read carefully this prospectus supplement, the Prospectus, the documents incorporated by reference herein and therein, and the Registration Statement before you invest. See “Risk Factors” beginning on page 4 of the Prospectus for information on certain risks related to the purchase of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 5, 2019.

The selling stockholders table and related footnotes in the section entitled “Selling Stockholders” in the Prospectus is hereby restated with the information below. All share and per share information relating to our common stock in the Prospectus has been adjusted to reflect a 1-for-10 reverse stock split, which took effect on March 5, 2019.

SELLING STOCKHOLDERS

The narrative disclosure and the information in the table appearing under the heading “Selling Stockholders” beginning on page 7 of the Prospectus is updated as of April 4, 2019, by adding the following disclosures and revising the beneficial ownership of the selling stockholders. All share and per share information relating to our common stock in this prospectus has been adjusted to reflect a 1-for-10 reverse stock split that took effect on March 5, 2019.

Equity Financing

Effective March 31, 2019, we entered into a Purchase Agreement (the “Purchase Agreement”) with select institutional investors, including the Deerfield Lenders, and certain other parties (“Investors”), whereby we agreed to issue and sell to the Investors, and the Investors agreed to purchase, an aggregate of 7,889,552 shares (the “Equity Shares”) of our common stock at a price per share of $6.61 (the “Equity Offering Price”), for an aggregate cash purchase price of approximately $52.15 million (the “Financing”). We closed the transactions contemplated by the Purchase Agreement on April 3, 2019.

Second Amendment to Facility Agreement

On March 31, 2019, we entered into a Second Amendment to Amended and Restated Facility Agreement and First Amendment to Amended and Restated Guaranty and Security Agreement (the “Facility Amendment”) with the Deerfield Lenders. The Facility Amendment became effective on April 3, 2019.

The Facility Amendment provides for, among other things, the reduction in the global excess liquidity covenant from $22.5 million to $17.5 million and the reduction of the minimum net revenue financial covenants. In addition, the percentage of the $120.0 million of first out waterfall loans (the “First Out Waterfall Loans”) due on April 2, 2021 decreased from 33.33% to 16.67% of the First Out Waterfall Loans outstanding on such date, while the percentage of the remainder of the First Out Water Fall Loans due on April 2, 2022 remained at 50% of the First Out Waterfall Loans outstanding on such date.

The Facility Amendment provides for the exchange of the existing notes representing the First Out Waterfall Loans for amended notes (the “First Out Waterfall Notes”) that provide that, in the event that, in any calendar month beginning April 1, 2019 and ending June 30, 2020 (the “Mandatory Conversion Period”), (A)(i) the arithmetic mean of the volume weighted average prices of our common stock (the “VWAP”) on the five (5) consecutive trading days ending on the 15th calendar day (or, if not a trading day, the first trading day thereafter) (the “Mandatory Conversion Measurement Date”) and (ii) the closing price for our common stock on the Mandatory Conversion Measurement Date, both exceed $6.625 (as may be adjusted to reflect certain events) (the “Fixed Conversion Price”) and (B)(i) the VWAP on the five (5) consecutive trading days ending on (and including) the third (3rd) trading day immediately prior to the Mandatory Conversion Measurement Date (the “Initial Mandatory Conversion Measurement Date”) and (ii) the closing price for our common stock on the Initial Mandatory Conversion Measurement Date both exceed the Fixed Conversion Price (collectively, the “Mandatory Conversion Conditions”), the Deerfield Lenders shall be obligated to convert $1,666,666 of the principal amount of the loan into shares of common stock at the Fixed Conversion Price, up to a maximum aggregate amount of $25.0 million over the Mandatory Conversion Period (the “Mandatory Conversion”).

The Deerfield Lenders also have the option to convert up to an additional $50.0 million of our outstanding debt (the “Voluntary Conversion Amount”) at the greater of the Fixed Conversion Price and 85% of the arithmetic average of the volume weighted average price of our common stock on each of the fifteen (15) consecutive trading days prior to the conversion date (the “15 Day VWAP”). We have the option to require conversion of the Voluntary Conversion Amount (less the amount of prior voluntary conversions) if our 15 Day VWAP is greater than 175% of the Fixed Conversion Price. The First Amendment Waterfall Notes also provide that in no event may the Deerfield Lenders convert, whether voluntarily or mandatorily, into shares of common stock if such conversion would result in the Deerfield Lenders beneficially owning more that 4.985% of our outstanding common stock. The First Out Waterfall Notes also revise the existing right of the Deerfield Lenders to convert a portion of the outstanding principal amount of the first-out waterfall loan into a maximum of 1,430,000 shares of our common stock from the current conversion price of 96% of the arithmetic average of the volume weighted average price of our common stock on each of the three (3) consecutive trading days prior to the conversion date (the “96% VWAP Price”) to the greater of (i) $6.625 (subject to certain adjustments) or (ii) the 96% VWAP Price.

Further, the Facility Amendment also provides for an increase of $5,000,000 in the amounts payable to the holders of the First Out Waterfall Notes as a fee upon termination (or reduction, or required reduction, of the outstanding amounts under the First Out Waterfall Notes to less than $10,000,000) under the Facility Agreement and to reimburse the Deerfield Lenders for all expenses incurred by the Deerfield Lenders in connection with the negotiation and documentation of the Facility Amendment. Also, our existing right to satisfy interest payments on the First Out Waterfall Loans with up to 250,000 shares of its common stock has been removed.

In connection with the Facility Amendment, we amended the Warrants in order to reduce the exercise price of the Warrants to the Equity Offering Price. All other material terms and conditions of the Warrants remain the same.

The percentages in the following table is based on 10,347,913 shares of common stock outstanding as of March 27, 2019. All other information in the tables contained in the Selling Stockholder section of the Prospectus is as of August 16, 2018.

Name and Address of Selling Stockholder(1)(2)	Number of Shares Beneficially Owned Prior to Offering(3)		Number of Shares Offered(3)(4)	Number of Shares Beneficially Owned After Offering(3)(4)	Percentage of Shares Beneficially Owned After Offering(3)
Deerfield Private Design Fund III, L.P.	3,535,587	(5)	507,334	3,028,253	4.985
Deerfield Private Design Fund IV, L.P.	3,535,588	(6)	507,334	3,028,254	4.985
Deerfield Partners, L.P.	3,535,587	(7)	507,333	3,028,253	4.985

(1)	Unless otherwise indicated, the business address of each holder is: c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017.
(2)

Additional information concerning named selling stockholders or pledgees, donees, transferees or other successors-in-interest of any such stockholder may be set forth in an additional prospectus supplement to the prospectus.

(3)

Under the terms of the 2017 Warrants, 2018 Warrants and First Out Waterfall Notes, the number of shares of our common stock that may be acquired by a selling stockholder upon any exercise or conversion thereof is limited to the extent necessary to ensure that, following such exercise or conversion, such selling stockholder would not, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such selling stockholder for purposes of Section 13(d) of the Exchange Act, beneficially own in excess of 4.985% of the total number of shares of our common stock then issued and outstanding, or the 4.985% blocker. For purposes of the 4.985% blocker, beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(4)

The number of shares offered hereby, for each selling stockholder, consists solely of the shares issuable upon exercise of the Warrants. The number of shares beneficially owned after giving effect to this offering assumes that each selling stockholder will sell all of the shares offered by such selling stockholder under this prospectus supplement and the Prospectus and will not sell any other shares. We cannot, however, predict what or how many shares will be sold by any selling stockholder, including sales of shares of our common stock pursuant to an exemption from registration.

(5)

Includes an aggregate of 507,334 shares issuable upon exercise of 2017 Warrants and 2,992,390 shares issuable upon conversion of Amended and Restated First Out Waterfall Notes (assuming all conversion at the Fixed Conversion Price), held by Deerfield Private Design Fund III, L.P. Does not include shares potentially issuable upon any Mandatory Conversion, subject to the Mandatory Conversion Conditions. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund III, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. Each of Deerfield Mgmt III, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Private Design Fund III, L.P.

(6)

Includes an aggregate of 507,334 shares issuable upon exercise of 2017 Warrants and 2,992,390 shares issuable upon conversion of Amended and Restated First Out Waterfall Notes, held by Deerfield Private Design Fund IV, L.P. Does not include shares potentially issuable upon any Mandatory Conversion, subject to the Mandatory Conversion Conditions. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund IV, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Each of Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Private Design Fund IV, L.P.

(7)

Includes an aggregate of 507,334 shares issuable upon exercise of 2017 Warrants and 2,992,390 shares issuable upon conversion of Amended and Restated First Out Waterfall Notes (assuming all conversions are at the Fixed Conversion Price), held by Deerfield Partners, L.P. Does not include shares potentially issuable upon any Mandatory Conversion, subject to the Mandatory Conversion Conditions. Deerfield Mgmt, L.P. is the general partner of Deerfield Partners, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Partners, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P. Each of Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Partners, L.P.